MERIDIAN GOLD INC.
NOTICE OF MEETING
       The Annual and Special Meeting of Shareholders (the “Meeting”) of Meridian Gold Inc. (the “Corporation”) will be held at 4:00 p.m. Eastern Daylight Time (EDT) on Tuesday, May 10, 2005 at the Toronto Stock Exchange (TSX) Conference Centre located on the street level of the Exchange Tower, 130 King Street West (northeast corner of King and York Streets) Toronto, Ontario, Canada (business attire required), for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2004 and the auditors’ report on the consolidated financial statements;

2. to elect directors to the board of directors of the Corporation (the “Board of Directors”);

3. to reappoint KPMG LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

4. to consider, and if thought fit, to pass a resolution to approve the Corporation’s Amended Shareholder Rights Plan, the full text of which is in Schedule A;

5. to transact any other business that may properly come before the Meeting.
      Only shareholders of record at March 15, 2005 will be entitled to notice of and to vote at the Meeting. If you cannot attend the Meeting in person, please complete and return the enclosed proxy in the envelope provided. Proxies must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Canada, by 5:00 p.m. Eastern Daylight Time (EDT) on May 6, 2005. If a return envelope is not enclosed with your proxy form, please mail your proxy form to Computershare Investor Services Inc., at the above address.

BY ORDER OF THE BOARD OF DIRECTORS

Edward H. Colt
Executive Vice President and Secretary
Toronto, Ontario, Canada
March 1, 2005

MERIDIAN GOLD INC.
MANAGEMENT INFORMATION CIRCULAR
AND PROXY STATEMENT
March 1, 2005
       This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Meridian Gold Inc. (“Meridian” or the “Corporation”) for use at the Annual and Special Meeting of Shareholders (or any adjournments thereof) of the Corporation (the “Meeting”) to be held at 4:00 p.m. Eastern Daylight Time (EDT) on Tuesday, May 10, 2005, at the TSX Conference Centre located on the street level of the Exchange Tower, 130 King Street West (northeast corner of King and York Streets), Toronto, Ontario, Canada (business attire required) for the purposes set forth in the accompanying Notice of Meeting. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid or by consultants paid by the Corporation. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. It is anticipated that copies of this Circular and the accompanying proxy form will be distributed to shareholders on or about March 28, 2005.
      Shareholders who are not able to attend the Meeting in person should complete and sign the enclosed proxy form and return it to Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, in the enclosed pre-addressed envelope. To be effective, proxies must be received before 5:00 p.m. Eastern Daylight Time (EDT) on May 6, 2005 by Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.
APPOINTMENT OF PROXYHOLDER
      Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and to act for and on behalf of the shareholder at the Meeting. In order to do so, the shareholder may insert the name of such other person in the blank space provided in the proxy, or use another form of proxy.
EXERCISE OF VOTE BY PROXY
      The shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. Where a shareholder fails to specify a choice with respect to any matter referred to in the Notice of Meeting in a proxy appointing a management nominee (the nominees specified in the proxy enclosed with this Circular) as proxyholder, the shares represented by the proxy will be voted for or in favor of the matter to be voted upon.
      The enclosed proxy confers discretionary authority with respect to any amendments or variations to the matters referred to in the Notice of Meeting and any other matters, which may properly come before the Meeting.
VOTING BY BENEFICIAL SHAREHOLDERS
      Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the

Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depositary for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Management Proxy Circular and ensure they communicate how they would like their shares voted in accordance with those instructions.
      Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from IICC cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to IICC or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.
      Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote shares in that capacity. As a result, Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a proxyholder.
REVOCABILITY OF PROXY
      In addition to revocation in any other manner permitted by law, under subsection 148(4) of the Canada Business Corporations Act, a shareholder who has executed a proxy has the power to revoke it by depositing an instrument in writing executed by the shareholder (or the shareholder’s attorney authorized in writing): (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting (or any adjournment or postponement thereof), or (ii) with the chairman of the Meeting on the day of the Meeting (or any adjournment or postponement thereof).
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
      None of the directors or officers of the Corporation, nor any associate or affiliate of any such person, have any direct or indirect material interest, in respect to matters to be acted upon other than the election of directors.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
      As of March 1, 2005, there were 99,657,326 outstanding common shares of the Corporation. Holders of record of common shares in the capital of the Corporation at the close of business on March 1, 2005 are entitled to one vote for each common share held, except to the extent that subsequent transferees become entitled to vote by complying with the Canada Business Corporations Act.
      To the knowledge of the Corporation and its directors or officers, no person beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation.

ELECTION OF DIRECTORS
      By law, the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) proposes nominees for election to the Board each year in the proxy statement for the Annual General Meeting of Shareholders (“AGM”). Each Director elected at the meeting will hold office until the next AGM or until his or her successor is elected or appointed. Between AGM’s, the Board may appoint additional or replacement Directors as nominated by the Corporate Governance Committee to serve until the next AGM, subject to the limitations of the Canada Business Corporations Act.
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Name and Municipality of Residence	Director Since	Age	Shares Owned(1)

John A. Eckersley	1996	60	3,505
West Vancouver, British Columbia, Canada

Robert A. Horn	2004	62	505
Saanich East, British Columbia, Canada

Brian J. Kennedy	1996	61	270,360	(2)
Reno, Nevada, USA

Christopher R. Lattanzi	1999	67	5,263
Toronto, Ontario, Canada

Malcolm W. MacNaught	1997	67	12,505
Duxbury, Massachusetts, USA

Gerard E. Munera	2003	69	505
Greenwich, Conneticut, USA

Carl L. Renzoni	2000	66	5,505
Toronto, Ontario, Canada

Notes

(1)	Information as to the number of shares of each class of voting shares of the Corporation and any of the Corporation’s subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, is not within the knowledge of management and has been furnished by the respective nominees, as of February 22, 2005. On February 22, 2005, the Board of Directors approved a grant of 3,788 shares to the Directors with a grant date of February 28, 2005 and these shares are reflected in shares owned. The directors individually and collectively own less than 1 percent of the outstanding shares.

(2)	Includes the following restricted shares:

	Number of Unvested
Grant Date	Restricted Shares	Vesting Date

July 22, 2002	10,368	July 22, 2005
August 4, 2003	9,215	August 4, 2005
	9,216	August 4, 2006
July 7, 2004	5,207	July 7, 2005
	5,207	July 7, 2006
	5,208	July 7, 2007
February 1, 2005	2,530	February 1, 2006
	2,531	February 1, 2007
	2,531	February 1, 2008
      Mr. John A. Eckersley is a private investor. Prior to October 1995, he was Vice-President, Secretary and General Counsel of Placer Dome Inc., a mining company.

      Mr. Robert A. Horn previously served as Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada and has served as a director for several mining companies. He has over 30 years experience in the mining industry.
      Mr. Brian J. Kennedy was has been President and Chief Executive Officer of the Corporation since April 1996. He was President of FMC Gold Company, a predecessor of the Corporation, from May 1987 until June 1996. Mr. Kennedy is also a director and officer of certain subsidiaries of the Corporation.
      Mr. Christopher R. Lattanzi is a mining engineer and for the past eleven years has been President of Micon International Limited, mineral industry consultants.
      Mr. Malcolm W. MacNaught culminated his career with Fidelity Investments in 1996 where he managed the Fidelity Select Precious Metals and Minerals Fund and the Fidelity Select American Gold Portfolio Fund. He also acted as Manager of Fidelity Advisor Global Resources. Mr. MacNaught is a private investor.
      Mr. Gerard E. Munera previously served as President and Chief Executive Officer of Minorco USA (an affiliate of Anglo American), Senior Vice President of Corporate Planning and Development and Member of the Executive Committee of Rio Tinto, and Chief Executive Officer of Union Miniere (Brussels). His 40 years of business experience include chairmanships and directorships of senior and junior, private and public companies in the U.S., Australia, Africa, Europe and South America. He currently serves on the boards of Dynamic Materials Corporation, Nevsun Resources Ltd. and Sivault Systems Inc.
      Mr. Carl L. Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years experience in the securities business specializing in the mining industry.
      It is not anticipated that any of these nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominees in their discretion.
      The Board of Directors unanimously recommends that each shareholder vote FOR the election of the above nominees as Directors.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
      The Corporate Governance Committee is responsible for disclosing the Corporation’s approach to corporate governance. The Corporation’s Board Mandate (approved as of October 26, 2004) and Corporate Governance Guidelines (approved as of June 1, 2004) are presented as the Corporation’s statement of corporate governance practices. These guidelines may subsequently be revised for changes in Toronto Stock Exchange, New York Stock Exchange, security regulatory rules, or at the discretion of the Board. A copy of the Corporation’s most recent Board Mandate, Corporate Governance Guidelines, Committee Charters and Code of Ethics & Business Conduct Guidelines are available at the Corporation’s website at www.meridiangold.com.
Board Mandate

Board Responsibilities
      The Board of Directors is responsible for the stewardship of the Corporation, including the responsibility for:

a)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

b)	identifying the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage those risks;

c)	succession planning (including appointing, training and monitoring senior management);

d)	adopting a communication policy for the Corporation;

e)	ensuring the integrity of the Corporation’s internal control and management information systems; and

f)	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation
      Subject to applicable law and regulations, the Board may delegate to committees of the Board duties that include elements of the above responsibilities.

Decisions Requiring Board Approval
      The Chief Executive Officer (the “CEO”) has been granted spending authority to a maximum of US$2,500,000, with higher amounts requiring approval of the Board. In addition, all material transactions outside the ordinary course of business (and those matters which the Board is required to approve under applicable law or regulations) are reviewed by, and subject to prior approval of, the Board.
      Matters requiring Board approval include:
      (a)     annual budgets;
      (b)     appointment of officers;
      (c)     officers’ employment contracts;
      (d)     candidates nominated for election to the Board; and

(e)	candidates nominated by the Audit Committee for appointment as auditors of the Corporation.

Feedback from Security Holders
      Management has been directed to inform the Board of feedback from security holders on material issues. In addition, Board members are invited to attend meetings and conference calls arranged by management with security holders and analysts.

Board Expectations of Management
      Management is responsible for day-to-day operations. The Board expects management to conduct itself with integrity and in compliance with the Corporation’s Code of Ethics and Business Conduct Guidelines, as well as applicable law and regulations.
Corporate Governance Guidelines

Philosophy
      Our commitment to good corporate governance began with the formation of Meridian in 1996. Our Board of Directors maintains open and direct communications with management on all the major strategic, investment, operating, and management decisions. The Corporation is best served by an informed and interactive Board which has free access to all levels of management and to all of its operations. Through board meetings, board agendas and background briefing materials, monthly operating and financial reports, and frequent informal conversations, management shares information with the Board about outstanding issues. The cumulative experience and expertise of our Directors enables the Board to bring sound business judgment to its decision making process. The independence of our Directors has been fostered in order to bring an outside perspective to its deliberations.

The Board
      The Board has responsibility for the stewardship of the Corporation, including supervision of management of the business and affairs of the Corporation and our strategic planning process. The Chief Executive

Officer and senior management are responsible for the management of our business, within the framework established by the Board and applicable law.

Board Meetings
      Our Board historically meets a minimum of five times annually on an approved schedule.
      Regularly scheduled Board meetings are supplemented with telephonic meetings on specific issues, as needed.
      All Directors are notified each year of the dates and locations of all regularly scheduled Board and Board Committee meetings for that year. Before each meeting, the Chairman of the Board of Directors (the “Chairman”) and CEO develop a preliminary agenda and the Chairman, with consultation from other Directors, formalizes the agenda. All necessary background information for matters relevant to the agenda is delivered to each Director at least five days prior to the meeting.

Corporate Governance
      The Board of Directors has established and follows a corporate governance program and has assigned the Corporate Governance Committee responsibility for that program. The following outlines our Corporate Governance Guidelines:

I.	Chairman of the Board
      The Chairman of the Board is nominated by the Corporate Governance Committee and elected by a majority of the Directors. Historically the roles of Chairman and of the President and Chief Executive Officer have been separated between two individuals, thus maintaining a formal separation between Board and management. The Chairman has been an independent, non-executive Director.

II.	Director Responsibility
      The Directors are required to exercise their business judgment acting honestly and in good faith in the best interests of the Corporation. In discharging this duty, Directors rely on the honesty and integrity of the Corporation’s management, outside advisors and consultants. Directors are expected to attend Board meetings and meetings of committees upon which they serve and to review materials distributed in advance of meetings.

III.	Board Size and Composition
      The number of Directors has been fixed at seven. The Board believes that this number is appropriate to ensure participation of Directors with complementary expertise in key areas of exploration, operations, legal, finance, and general management. Although experience with mining is valuable, it is not an essential qualification. The Board is large enough to provide the experience and maintain a strong committee structure. Annually, the Board reviews its size and composition and will adjust its size as necessary.
      Not more than two Directors, nor greater than one-third of the Board, will be inside Directors (i.e., Directors who are, or were within the previous five years, officers of the Corporation). At present one of the seven Directors (the CEO) is an inside Director.

IV.	Director Independence
      At least two-thirds of the Directors, and all members of the Board committees, must meet the criteria for independence required by the Toronto Stock Exchange and the New York Stock Exchange, any other applicable laws, rules and regulations, and the guidelines established by the Board. At present, all Directors, except the CEO, and all members of the Board committees, are independent.
      The Board has determined that an “independent director” means a director who is not a member of management and is free from any interest and any business, family or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings in the Corporation. No director qualifies as “independent” unless the Board affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer, of an organization that has a relationship with the Corporation) other than as a director, or through interests and relationships arising from shareholdings in the Corporation. In addition:

A director shall not be independent if within the preceding three years:

a)	the director was an employee, or an immediately family member of the director was an executive officer, of the Corporation;

b)	the director or an immediate family member of the director received more than US$100,000 in direct compensation in any year, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent on continued service) from the Corporation;

c)	the director was affiliated with, a partner of, or employed by, or an immediate family member of the director was affiliated with, a partner of, or employed in a professional capacity by, the Corporation’s present or former internal or external auditor;

d)	the director or an immediate family member of the director was employed as an executive officer of another company at any time where an executive of the Corporation served on the compensation committee of such other company;

e)	the director was an employee or executive officer, or an immediate family member of the director was an executive officer of a company that made payments to, or received payments from, the Corporation for property or services in an amount which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such other company’s consolidated gross revenues; and

f)	the director was an executive officer of a charitable organization that received contributions from the Corporation which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such charitable organization’s total annual charitable receipts.

The following relationships shall not be considered to be material relationships that would impair a director’s independence:

a)	if a director is a director of an affiliate of the Corporation provided that the director, except for such relationship, would be considered to be independent with respect to both boards;

b)	if a director is a director or an officer of another company which is indebted to the Corporation, or to which the Corporation is indebted, and the total amount of either company’s indebtedness to the other is less than two percent of the total consolidated assets of the company he or she serves as a director or as an officer; and

c)	if a director serves as an officer, director or trustee of a charitable organization and the Corporation’s charitable contributions to the organization are less than the greater of US$1 million dollars or 2% of that organization’s total annual charitable receipts.
      If a Director or a firm affiliated with a Director performs legal, consulting or other advisory services for the Corporation, the amount of fees for such legal, consulting or advisory services payable to such Director and such Director’s affiliated firm in any calendar year shall not exceed US$25,000 in the aggregate without the prior approval of the Audit Committee.

V.	Director Recruitment & Retirement
      The Board’s policy for identifying potential new Directors is to identify candidates that will provide the Board with members who have complementary and relevant backgrounds in any of the mining industry, international business, or matters relevant to the Corporation’s operations.

      Under By-laws, no person who attains the age of 72 years is eligible for election, re-election or appointment as a Director, and no Director who has served for 10 years as a Director (other than a Director who is a chief executive officer or former chief executive officer of the Corporation) is eligible for re-election or appointment as a Director.

VI.	Election and Appointment of Directors
      By law, the Board proposes nominees for election to the Board each year in the proxy statement for the Annual General Meeting of Shareholders. Between AGM’s, the Board may appoint additional or replacement Directors to serve until the next AGM, subject to the limitations of the Canada Business Corporations Act.

VII.	Director Orientation & Continuing Education
      An orientation process is conducted for all new Directors. The orientation consists of providing a new director with a copy of the Board of Directors’ Reference Book, of meetings with the Chief Executive Officer, Corporate Secretary, and members of senior management, of attendance at one corporate public presentation to investors/analysts and of a visit to and operating review of each major operation. Each new Director will try to complete this process within the first 12 months following election.
      The Corporation will reimburse the reasonable costs and expenses of the training or education session incurred by the Director.

VIII.	Committee Structure
      The Board delegates certain of its powers to the Audit, Compensation, and Corporate Governance Committees. Each Committee has a Charter, approved by the Board, that defines the scope of its duties and responsibilities. Each Committee reviews its Charter annually and recommends approval of appropriate charter amendments to the Board. Each Charter requires the Committee to evaluate its performance annually. The Audit, Compensation, and Corporate Governance Committees are comprised of independent Directors only. Each outside Board member sits on at least one Committee. The frequency, length, and agendas of Committee meetings are determined by the Committee Chairman in consultation with Committee members and appropriate members of senior management. The Committee Chairman reports to the full Board on the matters undertaken at each Committee meeting.

IX.	Sessions of Outside Directors
      The Chairman presides over sessions of the outside Directors held during each regularly scheduled Board meeting, with neither inside Directors nor management present.

X.	Formal Evaluation of Chief Executive Officer
      The Compensation Committee conducts an annual evaluation of the CEO which includes soliciting opinions from each Director. The results of the annual evaluation are discussed by the Chairman of the Compensation Committee with the CEO, and then in a meeting with the outside members of the Board.

XI.	Succession Planning/ Management Development
      The CEO presents an annual report to the Compensation Committee on succession planning and the Corporation’s program for management development. The Compensation Committee conducts its own independent deliberations and makes a recommendation to the Board.

XII.	Access to Management and Independent Advisors
      Directors are invited to have complete, unfettered access to management. Members of senior management normally attend portions of each regularly scheduled Board meeting. The Board may, when appropriate, obtain advice and assistance from outside advisors and consultants without prior approval of management.

XIII.	Director Compensation
      The Corporate Governance Committee annually reviews the compensation of the Directors to ensure that it is competitive with comparable boards of directors and recommends changes to such compensation, as appropriate, to the Board for approval. Each director may elect to receive all or a part of his compensation in shares of the Corporation.

XIV.	Director Share Ownership Guidelines
      The Corporation has no requirement for minimum ongoing holdings of shares by Directors, but Directors are encouraged to maintain an ownership of shares at least equal in value to 100% of their annual retainer for Board service.

XV.	Senior Executive Share Ownership Guidelines
      Meridian has compensated its senior management and key contributors with base salary, bonuses, and equity awards. Management compensation is reviewed at least annually by the Compensation Committee of the Board and adjusted based upon competitive industry data, corporate performance against goals and objectives, and individual performance.
      The purpose of the Corporation’s stock option and restricted shares plan is to develop the interest and incentive of eligible employees, officers and Directors in the Corporation’s growth and development by giving an opportunity to purchase common shares on a favorable basis, thereby advancing the interests of the Corporation, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.
      The equity awards are made in accordance with the shareholder approved Meridian Gold Inc. 1999 Share Incentive Plan. These equity awards have been in the form of restricted share and option awards. Both types of awards have a multiple year vesting requirement by management where one-third of each award matures on the anniversary date of the award over term. Consequently, senior management of the Corporation has a significant financial risk (or reward) based upon the ongoing performance of the Corporation. Accordingly, the Corporation has no requirement for minimum ongoing equity holdings in the Corporation. The Board does encourage corporate officers to maintain a meaningful equity ownership of at least two times their base salary.
XVI. Extensions of Credit
      No loan guarantee, financial assistance, or similar extension of credit will be made to officers of the Corporation without prior Board approval. It is the intent of the Corporation to make such loans only when business activity by the Corporation makes this necessary. In no case will the Corporation be permitted to hold shares of the Corporation as collateral security for a loan to an officer.
      All such lending activity will be disclosed in the Corporation’s annual disclosure filings.
XVII. Board of Directors Self Assessment
      The Board conducts an annual self-assessment process under the auspices of the Corporate Governance Committee, through questionnaires provided to all Board members. The completed questionnaires are reviewed by the Board and changes in the corporate governance process are considered based on the results of the Board’s review and analysis of the completed questionnaires. Pursuant to the self-assessment process, the Board reviews, among other matters, agenda items, meeting presentations, advance distribution of agendas and materials for Board meetings, interim communications to Directors, and access to and communications with senior management.
      The Board of Directors met 5 times in 2004.

Board Committees
      The Corporation has three committees: Audit Committee, Compensation Committee and Corporate Governance Committee. The Committee Charters are available at the Corporation’s website at www.meridiangold.com. The current members of the committees are identified in the following table:

Corporate
Director	Audit	Compensation	Governance

John A. Eckersley			Chair
Robert A. Horn		X
Christopher R. Lattanzi	X	X
Malcolm W. MacNaught		Chair
Gerard E. Munera	X		X
Carl L. Renzoni	Chair		X
      The Audit Committee, on behalf of the Board of Directors, has responsibility for: (a) reviewing the financial statements of the Corporation and recommending whether such statements should be approved by the Board of Directors; (b) appointing, retaining and terminating the independent auditors; (c) reviewing the scope of the audit to be conducted by the external and internal auditors of the Corporation; (d) reviewing the auditors’ fees and assessing the performance of external and internal auditors and the nature and cost of other services provided by such auditors; (e) reviewing all public disclosure documents containing financial information before release; (f) reviewing all post-audit or management letters containing material recommendations of the external auditor and management’s response in respect of any identified material weakness; and (g) having such other duties, powers and authorities as the Board of Directors may delegate to the Audit Committee from time to time. The members of the Audit Committee have the right, for the purpose of performing their duties, to inspect all the books and records of the Corporation and its affiliates, and to discuss such accounts and records and any matters relating to the financial position or condition of the Corporation with the auditors of the Corporation or its affiliates. The Audit Committee charter, as required under MI 52-110 — Audit Committees, is contained in Meridian’s Annual Information Form for the year ending December 31, 2004. The Annual Information Form is available on SEDAR at www.sedar.com and is published on Meridian’s website. The Audit Committee is composed of 3 directors. Each member of the Audit Committee is independent and financially literate; as such terms are defined in Multilateral Instrument 52-110. The Board has determined Carl L. Renzoni has met the requirements of financial expert and has designated him as the Audit Committee financial expert. The Audit Committee met 5 times in 2004. In February 2005, the Board approved Gerard Munera as a member of the Audit Committee in place of John Eckersley.
      The Compensation Committee has responsibility for: (a) recommending the compensation of the Chief Executive Officer to the Board of Directors and approving the compensation of the other officers of the Corporation; (b) exercising the powers conferred on it by the Board of Directors with respect to option and share purchase plans; and (c) reviewing annually, or more often if it deems appropriate, succession plans for key executives, performance appraisals (having regard to the criteria referred to under “Executive Annual Incentive Plan”), development of senior officers, senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives, and performance and funding of pensions and other benefits. The Compensation Committee is composed of 3 independent directors. The Compensation Committee met 4 times in 2004.
      The Corporate Governance Committee, on behalf of the Board of Directors, has responsibility to: (a) identify and recommend individuals to the Board of Directors for nomination as members of the Board and its committees (other than the Corporate Governance Committee); (b) develop and recommend to the Board of Directors corporate governance principles applicable to the Corporation; and (c) undertake such other duties as the Board of Directors may from time to time delegate to the Corporate Governance Committee. The Corporate Governance Committee is composed of 3 independent directors. The Corporate Governance Committee met 4 times in 2004.

      As additional members join the Board of Directors and as the needs of the Corporation change, the Board of Directors will review the need for, and establish as appropriate, additional committees.
Code of Ethics and Business Conduct Guidelines
      The Corporation maintains a written Code of Ethics (the “Code”) and Business Conduct Guidelines (the “Guidelines”) for all directors, executive officers and employees, requiring adherence to high standards of personal and corporate conduct. All Directors, U.S. employees and all other managers of the Corporation annually acknowledge (in writing) adherence to the Code and Guidelines. The Corporation’s Code and Guidelines are available for review at www.meridiangold.com. During 2004 the Corporation’s Code and Guidelines were amended to enhance procedures for the reporting of accounting or auditing compliance issues.
      Employees who know of violations of the Code or Guidelines are obligated to report them to management, to the Chairman of the Audit Committee, to the Corporation’s legal counsel or directly to the Corporation’s Chief People Officer (the “CPO”). The CPO is responsible for ensuring the Code is properly implemented and monitored. It is the Corporation’s policy and intent that, except for knowingly reporting false accusations, every employee may report Code, Guidelines, policy or law violations without fear of retaliation.
      This statement of corporate governance practices has been developed and approved by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation
      The following table sets forth the compensation of the Named Executive Officers (“NEO”) being comprised of the Corporation’s Chief Executive Officer, Chief Financial Officer and by its three other most highly compensated executive officers who served during such periods.
Summary Compensation Table(1)

					Long-term Compensation
		Annual Compensation
					Securities
NEO Name and				Other Annual	under Options	Restricted Shares	All Other
Principal Position	Year	Salary	Bonus	Compensation(2)(4)	Granted(5)	Granted(3)(5)	Compensation

Brian J. Kennedy	2004	$421,785	$315,706	$21,154	62,487	$307,818	nil
Vice Chairman, President and	2003	$421,785	$218,084	$17,289	55,292	$356,633	nil
Chief Executive Officer	2002	$409,500	$345,772	$11,000	46,700	$482,050	nil

Peter C. Dougherty	2004	$171,271	$100,078	$10,981	16,331	$80,448	nil
Vice President, Finance &	2003	$169,156	$73,399	$10,092	15,798	$101,897	nil
Chief Financial Officer	2002	$142,827	$63,336	$6,324	10,300	$106,950	nil

Edward H. Colt(2)	2004	$266,322	$160,390	$19,210	34,786	$171,359	nil
Executive Vice President	2003	$253,640	$117,768	$20,206	31,596	$203,794	nil
	2002	$234,439	$150,472	$11,000	20,200	$209,250	nil

Darcy E. Marud	2004	$161,200	$101,982	$4,831	21,971	$108,228	nil
Vice President Exploration	2003	$133,631	$38,779	—	13,165	$84,908	nil
	2002	$125,191	$39,899	—	5,100	$52,700	nil

Edgar A. Smith	2004	$168,065	$94,574	$11,959	19,089	$94,027	nil
Vice President of Operations	2003	$160,062	$71,117	$34,595	17,378	$112,088	nil
	2002	$155,400	$105,000	$41,958	13,100	$134,850	nil

Notes:

(1)	All figures, other than numbers of options granted, are expressed in U.S. dollars.

(2)	Consists of matching payments to a 401(k) Thrift Plan and non-qualified plan established by a subsidiary of the Corporation. Excludes any perquisites and other benefits not greater than the lesser of Cdn. $50,000 and 10% of the Named Executive Officer’s total annual salary and bonus. In the case of Mr. Smith it also includes premiums associated with expatriate agreements.

(3)	Stated in terms of the dollar value (net of consideration paid by the Named Executive Officers) of restricted shares (calculated by multiplying the closing market price of the Corporation’s unrestricted shares on the date of grant by the number of restricted shares awarded). At the end of the most recently completed financial year, the total number and value of the aggregate holdings of restricted shares, calculated in accordance with the foregoing is 49,735 and $659,486 respectively, of which 36,855 and $488,697 were granted to the Named Executive Officers. In addition, on February 1, 2005 the Board granted an additional 22,711 shares ($301,148), of which 18,790 ($249,155) were granted to Named Executive Officers, as a performance adjustment. All of these restricted shares vest in whole or in part in less than 3 years and the vesting schedule is as follows: a third vested at each of the first, second and third anniversaries. No dividends or dividend equivalents were declared payable during the most recently completed financial year on the restricted shares disclosed.

(4)	Any amount of salary or bonus earned in any covered year that was foregone at the election of the Named Executive Officer under a program of the Corporation under which stock, stock-based or other forms of non-cash compensation may be received in lieu of a portion of annual compensation is reflected in the appropriate column of the table corresponding to the relevant year.

(5)	None of the securities under “Securities under Options Granted” or “Restricted Shares Granted” carry a right to receive dividends of a preferential or above-market rate.

Long-Term Incentive Plan
      There were no awards or payouts to the Named Executive Officers during the financial year ended December 31, 2004 under any arrangements of the Corporation, which would constitute a long-term incentive plan.
Options and Restricted Shares Granted During the Most Recently Completed Financial Year
      The following table provides information concerning grants of stock options and restricted shares under the Corporation’s Share Incentive Plan to the Named Executive Officers for the year ended December 31, 2004 and includes awards during 2004 and a performance adjustment on February 1, 2005.

						Restricted Shares

	Stock Options						Percent of
							Total	Market Value
				Market Value			Restricted	of Securities
		Percent of		of Securities			Shares	Underlying
	Stock	Total Options		Underlying		Restricted	Granted to	Restricted
	Options	Granted to		Options on the		Shares	Employees	Shares on the
	Granted	Employees in	Exercise Price	Date of Grant		Granted	in Fiscal	Date of Grant
NEO Name	(#)	Fiscal Year	(US$/Security)(1)	(US$/Security)	Expiration Date	(#)	Year	(US$/Security)

Brian J. Kennedy	62,487	13.7%	$13.04	$13.04	July 30, 2014	23,214	32.0%	$13.04
Peter C. Dougherty	16,331	3.6%	$13.04	$13.04	July 30, 2014	6,067	8.4%	$13.04
Edward H. Colt	34,786	7.7%	$13.04	$13.04	July 30, 2014	12,923	17.8%	$13.04
Darcy E. Marud	21,971	4.8%	$13.04	$13.04	July 30, 2014	8,162	11.3%	$13.04
Edgar A. Smith	19,089	4.2%	$13.04	$13.04	July 30, 2014	7,091	9.8%	$13.04

Notes:

(1)	Stock option exercise price and restricted share price are based on the closing price of the common shares of the Corporation on the New York Stock Exchange on the trading day prior to the grant.
Aggregated Option Exercises During the Most Recently Complete Financial Year and Financial Year-End Option Values
      The following table provides information concerning: (a) options exercised by any Named Executive Officers during the financial year ended December 31, 2004; and (b) the number and the value at December 31, 2004 of unexercised options held by the Named Executive Officers. In the table, “exercisable” options are those for which the vesting period or conditions, if any, have been met, and “in the money” options are those where the exercise price was less than the market price of the common shares at the close of business on December 31, 2004.

					Value of Unexercised
	Securities		Unexercised Option		In-the-Money
	Acquired		at FY-End		Options at FY-End
	on
	Exercise	Aggregate Value	Exercisable	Unexercisable	Exercisable	Unexercisable
NEO Name	(#)	Realized (US$)	(#)	(#)	(US$)	(US$)

Brian J. Kennedy	249,600	$3,267,937	598,813	114,916	$7,268,008	$633,814
Peter C. Dougherty	—	$—	73,132	29,764	$827,673	$166,904
Edward H. Colt	54,866	$615,322	176,832	59,394	$1,971,384	$333,544
Darcy E. Marud	—	$—	59,788	32,448	$686,854	$189,020
Edgar A. Smith	—	$—	188,175	35,042	$2,306,106	$194,908
Defined Benefit Plans
      The Named Executive Officers are participants in a defined benefit pension plan of Meridian Gold Company, the Corporation’s United States principal operating subsidiary. The following table provides information concerning the total annual retirement benefit payable under these arrangements at retirement (normally age 65).
Pension Plan Table

	Years of Service

Final Annual Earnings	10	15	20	25	30

$ 100,000	$12,565	$18,848	$25,130	$31,413	$37,696
125,000	16,315	24,473	32,630	40,788	48,946
150,000	20,065	30,098	40,130	50,163	60,196
175,000	23,815	35,723	47,630	59,538	71,446
200,000	27,565	41,348	55,130	68,913	82,696
225,000	31,315	46,973	62,630	78,288	93,946
250,000	35,065	52,598	70,130	87,663	105,196
300,000	42,565	63,848	85,130	106,413	127,696
400,000	57,565	86,348	115,130	143,913	172,696
500,000	72,565	108,848	145,130	181,413	217,696
600,000	87,565	131,348	175,130	218,913	262,696
700,000	102,565	153,848	205,130	256,413	307,696
800,000	117,565	176,348	235,130	293,913	352,696
900,000	132,565	198,848	265,130	331,413	397,696
1,000,000	147,565	221,348	295,130	368,913	442,696

Note:

(1)	All figures are expressed in U.S. dollars.
      Compensation covered by this plan includes only the remuneration appearing in the “Salary” and “Bonus” columns in the Summary Compensation Table. Benefits are computed using a straight-life annuity and are not subject to any deduction for social security or other offset amounts. The defined benefits plans allow election of payout as a lump sum or through various annuities. The Named Executive Officers have the following number of years of service credited: Mr. Kennedy, 31, Mr. Dougherty, 14, Mr. Colt, 19, Mr. Marud, 8, and Mr. Smith, 6. Credited years of service, in the case of Messers. Kennedy, Dougherty and Colt include service with FMC Corporation and FMC Gold Company, the Corporation’s predecessors.
Employment Contracts between the Corporation and Named Executive Officers
      Each of the Named Executive Officers has entered into an employment contract with the Corporation or Meridian Gold Company. Each of these contracts has a term of 3 years, with renewal for up to 3 years at the option of the Corporation and the Named Executive Officer. Compensation is comprised of base salary, bonus, restricted shares, stock options, and other awards generally at the discretion of the Compensation Committee of the Board of Directors of the Corporation, together with certain benefits. The employment contracts also provide for certain payments to the employee upon certain defined events of termination of employment (including termination, a change of control or a change of responsibility after a change of control of the Corporation). These payments range from 18 months to 36 months of the employee’s average monthly salary and bonus compensation based on the previous 2 years.
Composition of the Compensation Committee
      The Compensation Committee of the Corporation determined the compensation of the Corporation’s executive officers, including the Named Executive Officers. In 2004, after the Annual and Special Meeting of Shareholders, David S. Robertson retired from the Board and its committees. The vacated position on the Compensation Committee was filled by Robert A. Horn. Christopher R. Lattanzi and Malcolm W.

MacNaught were Compensation Committee members throughout the year. All Compensation Committee members are non-employee directors that meet the requirements of the Toronto Stock Exchange and New York Stock Exchange definitions of independent directors. The report of the Compensation Committee on these matters is set forth below.
      Brian J. Kennedy, one of the directors, is Vice Chairman, President and Chief Executive Officer. Mr. Kennedy always absented himself from the voting on matters related to his compensation and did not participate in the Board of Directors’ determinations in respect of his compensation. None of the other members of the Board of Directors are or were officers or employees of the Corporation or its subsidiaries (with the exception of the Chairman of the Board of Directors, who is deemed to be an officer of the Corporation).
Report on Executive Compensation

Compensation Philosophy
      The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short-term and long-term interests of the shareholders.
      The compensation of the Corporation’s executive officers is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options, restricted shares, and cash awards equivalent to vesting restricted shares granted during 2004 and thereafter. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus (75% for the CEO and 60% for all other executive officers) is directly related to the overall performance of the Corporation with respect to share price performance against the Gold and Silver index (XAU), operational performance measures, reserve/resource expansion and executing strategic initiatives. These are agreed upon by the Board of Directors at the beginning of each fiscal year. The balance of the bonus is based on individual performance.
      Annual cash bonuses, restricted shares, stock options and other awards are directly related to company performance and the individual’s contribution. The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value. Outstanding stock options and restricted shares are not taken into account when determining whether and how many new stock options or restricted shares would be awarded.

Base Salary
      To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance, as well as compensation practices of similar gold mining companies.
      The Board of Directors approved salaries and a bonus plan (the “Bonus Plan”) for the Corporation’s executives for 2001 and subsequent years, based on the Board of Directors’ own determination and discussion, reports commissioned by independent consultants and the recommendations of management and the Compensation Committee of the Board of Directors (which recommendations were endorsed by the Board of Directors), which were in turn based on enumerated and weighted objectives for each. In all such cases, Mr. Kennedy absented himself from the Board of Directors’ determinations of compensation of the Corporation’s President and Chief Executive Officer.

Stock Options and Restricted Shares
      The purpose of the Corporation’s stock option and restricted share plan is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by providing an opportunity to purchase common shares on a favorable basis, thereby advancing the interests of the Corporation, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals. During 2004, the amount of restricted shares that would have otherwise been issued was reduced by one-half and an equivalent cash award was added to help executive officers pay the taxes on vesting restricted shares without having to sell shares.
      Stock options and restricted shares are granted, in accordance with the Corporation’s Share Incentive Plan approved by the shareholders, at not less than the closing price of the common shares on the business day immediately prior to the date of grant. The terms of these awards are one-third vesting annually with a 10 year term limit per stock option award granted.

President and Chief Executive Officer
      The Compensation Committee and the Board of Directors continue to be of the view that Mr. Kennedy provides the Corporation with quality leadership and in making their compensation decision they considered other factors, including his contribution to the business performance and anticipated future performance of the Corporation.
      The overall performance of the Corporation is the determinate of 75 percent of the variable compensation of the President and Chief Executive Officer, as discussed above. An additional 25 percent of the variable compensation of the President and Chief Executive Officer is based on achievement of specific objectives agreed upon by the Board of Directors at the beginning of each fiscal year and personal contribution as determined by the Compensation Committee.
      In consideration of Mr. Kennedy’s contribution to the Corporation, Mr. Kennedy received a salary of US$421,785, was awarded a cash bonus of US$315,706, received options to purchase 62,487 common shares, and was granted 23,214 restricted common shares, which will fully vest 3 years from the grant date.

Executive Officer Compensation
      The Compensation Committee has also approved those executive officers of the Corporation and its subsidiaries that will be eligible to participate in the bonus plan in 2005, together with enumerated and weighted objectives for each of these executive officers. Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation.
Approved by the Compensation Committee
      Robert A. Horn, Christopher R. Lattanzi and Malcolm W. MacNaught (Chair)

Performance Graph
      The following graph charts performance of an investment in the common shares of the Corporation against the S&P/ TSX Composite Index and the TSX Gold and Precious Metals Sub-Index, assuming an investment of $100 on December 31, 1999. The Corporation paid no dividends during this period.

(1)	In 2002, the S&P/ TSX Composite Index replaced the TSX 300 Index.
Compensation of Directors
      The Corporate Governance Committee annually reviews the compensation of the Directors to ensure that it is competitive with comparable boards of directors and recommends changes to such compensation, as appropriate, to the Board for approval. Each director may elect to receive all or a part of his compensation in shares of the Corporation.
      The non-executive Chairman of the Board of Directors receives an annual retainer of US$50,000 and other directors of the Corporation who are not employees of the Corporation or its affiliates receive an annual retainer of US$20,000. Directors receive an additional fee for each committee for which such director serves as chairman. In 2004, committee chairs received an additional US$2,500. Beginning in 2005, the Audit Committee Chair will receive an additional US$5,000 and all other committee chairs will to receive an additional US$3,000. All directors of the Corporation receive a fee of (a) US$1,000 for attending in person each meeting of the Board of Directors or a committee thereof, and (b) US$500, which amount may be adjusted at the discretion of the chairman of the Corporation or committee, as applicable, (but shall not exceed US$1,000), for participation at each meeting of the Board of Directors or a committee held by telephone conference, plus reimbursement of expenses in each case. Directors are also eligible to receive grants under the Corporation’s Share Incentive Plan. The aggregate compensation paid to the Board of Directors during 2004 was US$213,500. In 2004, the non-executive Board members were granted options to purchase 15,400 common shares (4,400 for the Chair of the Board and 2,200 for each non-executive director) of the Corporation at the closing price on the day before the grant date. The options vest in 1 year from the grant date.
      In 2005, the Board approved an increase in the non-executive Board members’ annual compensation. Effective in 2005, non-executive Board members will receive common shares of the Corporation for the equivalent value of US$25,000 for the Chairman and US$10,000 for each non-executive director based on the quoted closing price of the shares on the day prior to the grant date. In relation to the preceding, on February 22, 2005 the Board approved a grant of 3,788 shares to the Board effective February 28, 2005. The shares will be fully vested on the day of grant and directors will have full voting and other rights of a shareholder apart from the right to sell or transfer the shares which will be encumbered until the Director no longer serves on the Board.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
      The Corporation maintains directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation and certain subsidiaries. The current annual policy limit is US$40,000,000. Protection is provided to directors and officers for wrongful acts or omissions done or committed during the course of their duties as such. Under the insurance coverage, the Corporation is reimbursed for payments, which it is required or permitted to make to its directors and officers to indemnify them, subject to a deductible of US$2,000,000. Individual directors and officers are reimbursed for losses incurred in their capacities as such, which are not subject to a deductible. The expense recognized in 2004 for premiums was US$700,407. All premiums have been paid by the Corporation.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

(c)
Number of
Securities
Remaining
Available for
	(a)		Future Issuance
	Number of		Under Equity
	Securities to be	(b)	Compensation
	Issued Upon	Weighted-Average	Plans (Excluding
	Exercise of	Exercise Price of	Securities
	Outstanding	Outstanding	Reflected in
Plan Category	Options	Options	Column (a))

Equity compensation plans approved by securityholders	1,932,151	$9.28	3,927,846
Equity compensation plans not approved by securityholders	—	—	—
Total	1,932,151	$9.28	3.927.846
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, or any associate or affiliate of any such person, is or has been indebted to the Corporation or any of its subsidiaries at any time during 2004, or is or has been indebted to another entity during 2004, where the indebtedness to such other entity is or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. This excludes any indebtedness of the directors or officers to the Corporation for amounts owing to purchases subject to usual trade terms, for ordinary travel and expense advances, and for other transactions in the ordinary course of business.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      No loan guarantee, financial assistance, or similar extension of credit will be made to officers of the Corporation without prior Board approval. It is the intent of the Corporation to make such loans only when business activity by the Corporation makes this necessary. In no case will the Corporation be permitted to hold shares of the Corporation as collateral security for a loan to an officer.
      None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, during 2004, in respect of any matter that has materially affected or will materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITOR
      Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote such proxy in favour of the reappointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since July 1996.
      Total fees charged to the Corporation by KPMG LLP in 2004 and 2003 include the following:
Fees Charged
(In thousands of U.S. dollars)

Service Provided	2004	2003

Audit services	473	283
Audit-related services	105	319
Tax services	105	100
All other services	155	130

Total	838	832

      Charges for “Audit Services” relate primarily to the annual audit and quarterly reviews of the Corporation’s financial statements. “Audit-Related Services” include primarily consultation on matters related to acquisitions, reorganization and assistance with the implementation of Sarbanes-Oxley requirements. “Tax Services” include providing guidance pertaining to the interpretation of applicable tax laws and regulations in the countries where the Corporation conducts business and the preparation or review of tax returns filed in Canada, the United States and other foreign jurisdictions. “All Other Services” include corporate intelligence and other professional services. The Audit Committee of the Board of Directors has provided guidance to management pertaining to the appropriate contracting of services from KPMG LLP. The Audit Committee reviews and pre-approves the annual budget and scope of work provided by the external auditor. Deviations from approved budgets or scope must be pre-approved by the Audit Committee. No exceptions are granted for de minimis fees for non-audit related activities.
      Representatives of KPMG LLP will attend the Meeting, will have the opportunity to make a statement if they desire to do so and will respond to any appropriate questions.
The Board of Directors recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON
Amendment of Shareholder Rights Plan
      The Board of Directors has amended the Shareholder Rights Plan. The Corporation’s Shareholder Rights Plan was originally approved at the 1999 Annual and Special Meeting of Shareholders. The Amended Shareholder Rights Plan (the “Plan”) is similar in substance to the original Shareholder Rights Plan, except for:

(a) The Rights Agent under the Plan is now Computershare Trust Company of Canada, the successor company to the previous rights agent.

(b) The timing in subsection (iii)(A) of the definition for Competing Permitted Bid has been amended from 21 days, as referenced in the original Shareholders Rights Plan, to 35 days in order to reflect statutory amendments to the timing requirements associated with Take-over Bids. Additionally, the definition was amended to reflect the incorporation of the following in subsection (b):

“and only if at that date, more than fifty per-cent (50%) of the aggregate then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered to the Competing Permitted Bid and not withdrawn.”

(c) The Exercise Price for each Right has been amended from CDN$25.00 to CDN$75.00.
      The Shareholder Rights Plan is effective for 10 years from the effective time as defined in the Plan. The Plan must be reconfirmed by more than 50% of the votes cast at each of the third, sixth and ninth annual meetings of the Corporation’s shareholders following approval. The shareholders confirmed the Shareholder Rights Plan at the 2002 Annual and Special Meeting of Shareholders. At the Meeting, the shareholders will be asked to approve the Amended Shareholder Rights plan.
      The text of the resolution proposed to be considered at the Meeting, which must be approved by a majority of the votes cast at the meeting in person or by proxy, is as follows:
“BE IT RESOLVED THAT:

1. The Amended Shareholder Rights Plan of the Corporation in the form attached as Schedule “A” to the Management Information Circular and Proxy Statement of the Corporation dated March 1, 2005 is authorized, approved, ratified and adopted; and

2. Any Director or Officer of the Corporation is hereby authorized and directed to execute and deliver all such documents as may be necessary or desirable and do all such things in order to implement the Amended Shareholder Rights Plan.”

The Board of Directors unanimously recommends that shareholders vote FOR the resolution approving the Amended Shareholder Rights Plan.

GENERAL
      The information contained in this Circular is given as of March 1, 2005 and is expressed in United States dollars, except as otherwise indicated.
      Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any matters, which are not known, should properly come before the Meeting, proxies will be voted on matters in accordance with the best judgment of the person voting.
      Financial information is provided in the Corporation’s Management Discussion and Analysis and comparative financial statements contained in its Annual Report. The Corporation’s 2004 Annual Report is being mailed to shareholders with the Notice of Meeting and this Circular. Additional information regarding the Corporation is on SEDAR at www.sedar.com including the Corporation’s latest Annual Information Form (“AIF”). The Corporation will provide to any person, upon written request, a copy of the Corporation’s latest AIF, any documents incorporated in the AIF by reference, interim financial statements for periods after December 31, 2004 (when available), as well as a copy of this Circular. Written requests for these documents should be addressed to Investor Relations, Meridian Gold Inc., 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89521-3952. If the person requesting the documents is not a shareholder, he or she may be required to pay a reasonable charge for the document. The Corporation’s registered office is located at Suite 3900, First Canadian Place, 100 King Street West, Toronto, Ontario, Canada M5X 1B2.
      December 30, 2005 is the final date by which the Management of the Corporation must receive a proposal for any matter that a shareholder entitled to vote at an annual meeting proposes to raise at the next annual meeting.
DIRECTOR’S APPROVAL
      The contents and sending of this Circular have been approved by the Board of Directors of the Corporation and a copy of this Circular has been sent to each director, each shareholder and KPMG LLP as auditors of the Corporation.

Edward H. Colt
Executive Vice President and Secretary
Toronto, Ontario, Canada
March 1, 2005

Schedule “A”
SHAREHOLDER RIGHTS PLAN AGREEMENT
as amended
between
MERIDIAN GOLD INC.
and
COMPUTERSHARE TRUST COMPANY OF CANADA
Made as of April 21, 1999
As amended on May 7, 2002 and February 22, 2005

ARTICLE 1 Interpretation		A-2
1.1	Certain Definitions	A-2
1.2	Currency	A-11
1.3	Number and Gender	A-11
1.4	Sections and Headings	A-11
1.5	Statutory References	A-12
1.6	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	A-12
1.7	Acting Jointly or in Concert	A-12
1.8	Generally Accepted Accounting Principles	A-12
ARTICLE 2 The Rights		A-12
2.1	Legend on Common Share Certificates	A-12
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	A-13
2.3	Adjustments to Exercise Price; Number of Rights	A-15
2.4	Date on Which Exercise Is Effective	A-19
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	A-19
2.6	Registration, Transfer and Exchange	A-20
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	A-20
2.8	Persons Deemed Owners of Rights	A-21
2.9	Delivery and Cancellation of Certificates	A-21
2.10	Agreement of Rights Holders	A-21
ARTICLE 3 Adjustments to the Rights in the Event of Certain Transactions		A-22
3.1	Flip-in Event	A-22
3.2	Fiduciary Duties of the Board of Directors	A-23
ARTICLE 4 The Rights Agent		A-23
4.1	General	A-23
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	A-24
4.3	Duties of Rights Agent	A-24
4.4	Change of Rights Agent	A-25
ARTICLE 5 Miscellaneous		A-26
5.1	Redemption, Waiver, Extension and Termination	A-26
5.2	Expiration	A-27
5.3	Issuance of New Rights Certificates	A-27
5.4	Supplements and Amendments	A-28
5.5	Fractional Rights and Fractional Shares	A-29
5.6	Rights of Action	A-29
5.7	Holder of Rights Not Deemed A Shareholder	A-29
5.8	Notices of Proposed Actions	A-30
5.9	Notices	A-30
5.10	Costs of Enforcement	A-31
5.11	Regulatory Approvals	A-31
5.12	Declaration as to Non-Canadian Holders	A-31
5.13	Successors	A-31

A-i

5.14	Benefits of this Agreement	A-31
5.15	Determinations and Actions by the Board of Directors	A-31
5.16	Governing Law	A-31
5.17	Language	A-31
5.18	Execution in Counterparts	A-32
5.19	Severability	A-32
5.20	Effective Date	A-32
5.21	Time of the Essence	A-32
SCHEDULE A		A-34
Form of Rights Certificate		A-34
Form of Assignment		A-36
Form of Election to Exercise		A-37

A-ii

SHAREHOLDER RIGHTS PLAN AGREEMENT
      THIS AGREEMENT made as of the 21st day of April, 1999, as amended on May  7, 2002 and February 22, 2005,
BETWEEN:
Meridian Gold Inc., a corporation incorporated under the
laws of Canada
(“Meridian”)
AND:
Computershare Trust Company of Canada, a trust company
incorporated under the laws of Canada
(the “Rights Agent”)
WHEREAS:
      A. The Board (as hereinafter defined) has determined that it is advisable to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of Meridian are treated fairly in connection with any take-over offer for Meridian or other acquisition of control of Meridian.
      B. In order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board has:

(a) authorized the issuance, effective at the Effective Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) on the Effective Date (the “Record Time”);

(b) authorized the issuance of one Right in respect of each Common Share of Meridian issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c) authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein.
      C. Each Right entitles the holder thereof, after the Separation Time, to purchase securities of Meridian pursuant to the terms and subject to the conditions set forth in this Agreement;
      D. Meridian desires to appoint the Rights Agent to act on behalf of Meridian and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement;
      E. The Board proposes that this Agreement be in place for a period of ten years, subject to the Agreement being reconfirmed by Meridian’s shareholders every three years;
      F. The Board approved the adoption of the Agreement on April 21, 1999 which became effective upon confirmation by Meridian shareholders and which was amended and confirmed by the shareholders on May 7, 2002 in the manner provided for in Section 5.20 of this Agreement; and
      G. The Board has approved amendments to the Agreement effective February 22, 2005 subject to confirmation by Meridian shareholders in the manner provided for in Section 5.20 of this Agreement.

      NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth in this Agreement, and subject to such covenants and agreements, the parties hereby agree as follows:
ARTICLE 1
Interpretation
      1.1     Certain Definitions
      For purposes of this Agreement, including the recitals hereto, the following words and terms have the meanings indicated:

(a) “Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class; provided, however, that the term “Acquiring Person” shall not include:

(i) Meridian or any Subsidiary of Meridian;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A) Voting Share Reductions;

(B) Permitted Bid Acquisitions;

(C) Pro Rata Acquisitions;

(D) Exempt Acquisitions, or

(E) Convertible Security Acquisitions,

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of (A), (B), (C) (D) or (E) above and such Person thereafter becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares other than pursuant to one or more of any combination of (A), (B), (C) (D) or (E) above, as the case may be, then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii) for a period of ten calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subsection 1.1(f)(ii)(B) solely because such Person is making or has announced a current intention to make a Take-over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make, has participated in, has made, proposes or intends to make or is participating in a Take-over Bid;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a bona fide distribution of securities of Meridian; or

(v) a Person (a “Grandfathered Person”) who is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own more than 20% of the outstanding Voting Shares; or (2) become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through an acquisition to which a Person becomes a Beneficial Owner of additional Common Shares or Voting Shares by reason of one or any combination of the operation of Subsection 1.1(a)(ii)(A),(B),(C),(D) or (E).

(b) “Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person.

(c) “Agreement” means this shareholder rights plan agreement, as amended or supplemented from time to time.

(d) “Annual Cash Dividend” means cash dividends paid in any fiscal year of Meridian, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by Meridian on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by Meridian on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of Meridian, before extraordinary items, for its immediately preceding fiscal year.

(e) “Associate” when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any person to whom such specified Person is married, or any person with whom such Person is living in a conjugal relationship outside of marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

(f) (i) a Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(A) any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(B) any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity to acquire (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; and

(C) any securities which are Beneficially Owned within the meaning of Subsection 1.1(f)(i)(A) or (B) by any other Person with whom such Person is acting jointly or in concert;

(ii) provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security because:

(A) (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(f)(i)(C) pursuant to a Permitted Lock-up Agreement; or

(2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B) because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Subsection 1.1(f)(i)(C), holds such security provided that:

(1) the ordinary business of any such Person (the “Investment Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law; or

(2) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”), and holds such security in the ordinary course of such duties, such Estate Accounts or for such Other Accounts; or

(3) such Person (the “Crown Agent”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

(4) such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”) registered under the laws of Canada or any province thereof or the laws of the United States of America or any state thereof or is a Plan; or

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Crown Agent, the Administrator, the Plan as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by Meridian or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business to such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(C) because such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or because such Person is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D) where such Person is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or because such Person is a Plan and such security is owned at law or in equity by the Administrator of the Plan;

(E) such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary.

(g) “Board” means the board of directors of Meridian or any duly constituted and empowered committee thereof.

(h) “Business Day” means any day other than a Saturday, Sunday or a day on which banks in Toronto are authorized or obligated by law to close.

(i) “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, C. 44, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto.

(j) “Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. Canadian Exchange Rate in effect on such date.

(k) “Canadian U.S. Exchange Rate” means, on any date, the inverse of the U.S. Canadian Exchange Rate in effect on such date.

(l) “Close of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal transfer office in Toronto of the transfer agent for the Common Shares (or, after the Separation Time, the principal Corporate Actions office in Toronto of the Rights Agent) is closed to the public.

(m) “Common Shares” means the common shares which Meridian is authorized to issue, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and “common shares” when used with reference to any Person other than Meridian means the class or classes of shares (or similar equity interests) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

(n) “Competing Permitted Bid” means a Take-over Bid that:

(i) is made after another Permitted Bid has been made and prior to the expiry of that other Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in Subsection (ii) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take over Bid prior to the Close of Business on a date that is no earlier than the later of:

(A) 35 days after the date of the Take-over Bid; and

(B) the 60th day after the earliest date on which any other Permitted Bid that is then in existence was made and only if at that date, more than fifty percent (50%) of the aggregate then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered to the Competing Permitted Bid and not withdrawn.

(o) “Controlled” a corporation is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i) in the case of a Person other than a partnership or a limited partnership, including, without limitation, a corporation or body corporate:

(A) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(B) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

(ii) in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held by the other Person or Persons; and

(iii) in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

(p) “Convertible Security” means a security convertible or exchangeable into a Voting Share and a “Convertible Security Acquisition” means an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(q) “Co-Rights Agents” has the meaning given in Subsection 4.1.1.

(r) “Disposition Date” has the meaning given in Subsection 5.1.1.

(s) “Dividend Reinvestment Acquisition” means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan.

(t) “Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of Meridian made available by Meridian to holders of its securities and to holders of securities of a Subsidiary of Meridian, where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of Meridian or a Subsidiary;

(ii) proceeds of redemption of shares of Meridian or a Subsidiary;

(iii) interest paid on evidences of indebtedness of Meridian or a Subsidiary; or

(iv) optional cash payments;

be applied to the purchase from Meridian of Common Shares.

(u) “Election to Exercise” has the meaning given in Subsection 2.2.4(b).

(v) “Effective Date” means April 21, 1999.

(w) “Effective Time” means the Close of Business on April 21, 1999.

(x) “Exchange” means the Toronto Stock Exchange, the New York Stock Exchange and any other exchange on which the Common Shares may, from time to time, be listed for trading.

(y) “Exempt Acquisition” means a share acquisition in respect of which the Board has waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1.1, 5.1.2 or 5.1.5 or which was made on or prior to the Record Time.

(z) “Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms of this Agreement, shall be $75.00.

(aa) “Expansion Factor” has the meaning given in Subsection 2.3.2(d)(i)(A).

(bb) “Expiration Time” means the earlier of:

(i) the Termination Time; and

(ii) the Close of Business on the date on which the annual meeting of shareholders of Meridian following the third, sixth or ninth anniversary of the Effective Date is held,

provided, however, that if the resolution referred to in Section 5.20 is approved by the Independent Shareholders in accordance with Section 5.20 at or prior to such meetings, “Expiration Time” means the earlier of:

(i) the Termination Time; and

(ii) the Close of Business on the tenth anniversary of the Effective Date.

(cc) “Fiduciary” means, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

(dd) “Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person.

(ee) “Holder” has the meaning given in Section 2.8.

(ff) “Independent Shareholders” means holders of any Voting Shares, other than any:

(i) Acquiring Person other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Shares by reason of Section 1.1(f)(ii)(B);

(ii) Offeror other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Shares by reason of Section 1.1(f)(ii)(B);

(iii) Affiliate or Associate of any Acquiring Person or Offeror;

(iv) Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v) employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of Meridian or a Subsidiary of Meridian, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting direct whether the Voting Shares are to be tendered to a Take-over Bid.

(gg) “Market Price” per security of any securities on any date of determination means the average of the daily closing sale prices per share of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.

(hh) “Meridian” means Meridian Gold Inc., together, where the context requires, with its subsidiaries.

(ii) “1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, and any comparable or successor laws, rules or regulations thereto.

(jj) “Nominee” has the meaning given in Subsection 2.2.3.

(kk) “Offer to Acquire” includes:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii) an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ll) “Offeror” means a Person who has announced and has not withdrawn an intention to make or who has made and has not withdrawn a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition.

(mm) “Offeror’s Securities” means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire.

(nn) “Permitted Bid” means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of Meridian, other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up and paid for pursuant to the Take-over Bid;

(A) prior to the Close of Business on a date which is not less than 60 days following the date of the Take-over Bid; and

(B) unless at the Close of Business on such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified condition that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period described in Subsection 1.1(nn)(ii) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified condition that in the event that the deposit condition set forth in Subsection 1.1(nn)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement, provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition. The term Permitted Bid shall include a Competing Permitted Bid.

(oo) “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(pp) “Permitted Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Shares (each, a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public, including Meridian, not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i) the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares from the Lock-up Bid in order to tender or deposit the Voting Shares to another Take-over Bid or support another transaction:

(A) where the price or value per Common Share offered under such other Take-over Bid or transaction is higher than the price or value per Common Share offered under the Lock-up Bid; or

(B) if:

(1) the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2) the number of Voting Shares to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Common Share that is not less than the price or value per Common Share offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(ii) no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares in order to accept the other Take-over Bid or support another transaction.

(qq) “Person” includes an individual, firm, association, trustee, executor, administrator, legal personal representative, body corporate, corporation, trust, partnership, joint venture, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(rr) “Pro Rata Acquisition” means an acquisition of Voting Shares pursuant to:

(i) any Dividend Reinvestment Plan or share purchase plan of Meridian made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law);

(ii) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series;

(iii) the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by Meridian pursuant to a rights offering (but only if such rights are acquired directly from Meridian); or

(iv) a distribution of Voting Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement or a conversion or exchange of any Convertible Security,

provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or of Convertible Securities so offered than such Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(ss) “Record Time” has the meaning set forth in the recitals to this Agreement.

(tt) “Redemption Price” has the meaning given in Subsection 5.1.3.

(uu) “Right” means a right to purchase a Common Share of Meridian, upon the terms and subject to the conditions set forth in this Agreement.

(vv) “Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Schedule A.

(ww) “Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4.3.

(xx) “Rights Register” and “Rights Registrar” have the meanings given in Subsection 2.6.1.

(yy) “Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.

(zz) “Separation Time” means the Close of Business on the tenth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than Meridian or any Subsidiary of Meridian) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be);

(iii) the date upon which a Permitted Bid or Competing Permitted Bid cease to be such,

or such later time as may be determined by the Board, in good faith, provided that, if any Take-over Bid referred to in this Subsection (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-in Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

(aaa) “Special Meeting” means a special meeting of the holders of Voting Shares, called by the Board for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsections 5.4.2 or 5.4.3.

(bbb) “Stock Acquisition Date” means the first date of public announcement or disclosure by Meridian or an Acquiring Person of facts indicating that a Person has become an Acquiring Person, which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario) or Section 13(d) of the U.S. Exchange Act announcing or disclosing such information.

(ccc) “Subsidiary”: a corporation is a Subsidiary of another corporation if:

(i) it is controlled by (A) that other; (B) that other and one or more corporations each of which is controlled by that other; or (C) two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other’s Subsidiary.

(ddd) “Take-over Bid” means an Offer to Acquire Voting Shares or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the offer to Acquire.

(eee) “Trading Day”, when used with respect to any securities, means a day on which the principal Canadian or United States securities exchange on which, such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

(fff) “Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

(ggg) “U.S. Canadian Exchange Rate” means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board from time to time acting in good faith.

(hhh) “U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian — U.S. Exchange Rate in effect on such date.

(iii) “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws, rules or regulations thereto.

(jjj) “Voting Share Reduction” means an acquisition or redemption by Meridian of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

(kkk) “Voting Shares” means the Common Shares and any other securities the holders of which are entitled to vote generally on the election of directors of Meridian and “voting shares”, when used with reference to any Person other than Meridian, means common shares of such other Person and any other securities the holders of which are entitled to vote generally in the election of the directors or to otherwise affect control of such other Person.
      1.2     Currency
      All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.
      1.3     Number and Gender
      Wherever the context will require, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.
      1.4     Sections and Headings
      The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions of this Agreement and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

      1.5     Statutory References
      Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, reenacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.
      1.6     Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares
      For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100	x	A B
where:

A =	the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =	the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.
      Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.
      1.7     Acting Jointly or in Concert
      For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, with the first Person, acquires or offers to acquire Voting Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).
      1.8     Generally Accepted Accounting Principles
      Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided in this Agreement to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified in this Agreement or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.
ARTICLE 2
The Rights
      2.1     Legend on Common Share Certificates
      2.1.1 Certificates for the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the later of the Record Time and the date on which all required regulatory approvals required in respect of this Agreement have been received, but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby and shall bear the following legend:

“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences rights of the holder described in the Shareholders Rights Plan Agreement, as amended (the “Rights Agreement”) between Meridian Gold Inc. (“Meridian”) and Computershare Trust Company of Canada, the terms of which are incorporated herein by reference and a copy of which is on file at the registered office of Meridian. Under certain circumstances set out in the Rights Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. Meridian will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after receipt of a written request therefor.”
      2.2     Initial Exercise Price; Exercise of Rights; Detachment of Rights
      2.2.1 Subject to adjustment as set forth below, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below).
      Notwithstanding any other term of this Agreement, any Rights held by Meridian or any of its Subsidiaries shall be void.
      2.2.2 Until the Separation Time:

(a) the Rights shall not be exercisable and no Right may be exercised; and

(b) each Right will be evidenced by the certificate for the associated Common Share of Meridian registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of Meridian.
      2.2.3 From and after the Separation Time and prior to the Expiration Time the Rights shall be exercisable and the registration and transfer of Rights shall be separate from and independent of Common Shares.
      Promptly following the Separation Time, Meridian will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, and in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, Meridian will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person and other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1.2 hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of Meridian (Meridian hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(a) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as Meridian may deem appropriate and as are not inconsistent with the terms of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(b) a disclosure statement describing the Rights,
provided that a Nominee shall be sent the materials provided for in (a) and (b) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for Meridian to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, Meridian may require such first mentioned Person to furnish such information and documentation as Meridian deems necessary or appropriate in order to make such determination.

      2.2.4 Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(a) the Rights Certificate evidencing such Rights;

(b) an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(c) payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any withholding taxes payable by a holder who is a non-resident of Canada for purposes of the Income Tax Act (Canada) in respect of the exercise of the Rights or the fact that the Rights have been exercised and any transfer tax or similar charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.
      2.2.5 Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2.4(b), which does not indicate that such Right is null and void as provided by Subsection 3.1.2, and payment as set forth in Subsection 2.2.4(c), the Rights Agent (unless otherwise instructed by Meridian in the event that Meridian is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(a) requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (Meridian hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(b) when appropriate, requisition from Meridian the amount of cash to be paid in lieu of issuing fractional Common Shares;

(c) after receipt of the certificates referred to in Subsection 2.2.5(a), deliver the same to, or upon the order of, the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(d) when appropriate, after receipt, deliver the cash referred to in Subsection 2.2.5(b) to, or to the order of, the registered holder of such Rights Certificate; and

(e) tender to Meridian all payments received on the exercise of the Rights.
      2.2.6 In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Subsection 5.5.1) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.
      2.2.7 Meridian covenants and agrees that it will:

(a) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(b) take all such action as may be necessary and within its power to comply with the requirements of the CBCA, the Securities Act (Ontario), the U.S. Exchange Act, the 1933 Act and the securities laws or comparable legislation of each of the provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(c) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(d) cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(e) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and similar charges (not including any income or capital taxes of the holder or exercising holder or any liability of Meridian to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that Meridian shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(f) after the Separation Time, except as permitted by Section 5.1 or 5.4 not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.
      2.3  Adjustments to Exercise Price; Number of Rights
      2.3.1 The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3. Meridian shall provide the Rights Agent with notice of any such adjustment.
      2.3.2 In the event Meridian shall at any time after the date of this Agreement and prior to the Expiration Time:

(a) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any optional stock dividend program;

(b) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(c) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(d) issue any Voting Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

(i) If the Exercise Price and number of Rights outstanding are to be adjusted:

(A) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(B) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

(ii) For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.
      2.3.3 If, after the Record Time and prior to the Expiration Time, Meridian shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Subsection 2.3.2(a) or (d), shares of such capital stock shall be treated in this Agreement as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and Meridian and the Rights Agent agree to amend this Agreement in order to effect such treatment.
      2.3.4 If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1.
      2.3.5 In the event Meridian shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in Subsection 2.3.2 each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.
      2.3.6
      (a) In the event Meridian shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).
      (b) In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

      (c) For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by Meridian; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.
      2.3.7 In the event Meridian shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an Annual Cash Dividend or a dividend referred to in Section 2.3.2, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3.6), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(a) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(b) the denominator of which shall be such Market Price per Common Share.
      Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.
      2.3.8 Notwithstanding anything in this Agreement to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3.8 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Each adjustment required by Section 2.3 shall be made as of:

(a) the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Section 2.3.2; and

(b) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Section 2.3.6 or 2.3.7, subject to readjustment to reverse the same if such distribution shall not be made.
      2.3.9 In the event Meridian shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Subsection 2.3.2(a) or (d) above, if the Board acting in good faith determines that the adjustments contemplated by Subsections 2.3.2, 2.3.6 and 2.3.7 above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and notwithstanding Subsections 2.3.2, 2.3.6 and 2.3.7 above, such adjustments, rather than the adjustments contemplated by Subsections 2.3.2, 2.3.6 and 2.3.7 above, shall be made. Meridian and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.
      2.3.10 Each Right originally issued by Meridian subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided in this Agreement.

      2.3.11 Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.
      2.3.12 Unless Meridian shall have exercised its election, as provided in Section 2.3.13, upon each adjustment of an Exercise Price as a result of the calculations made in Sections 2.3.6 and 2.3.7, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares obtained by:

(a) multiplying:

(i) the number of Common Shares covered by a Right immediately prior to such adjustment;

by

(ii) the Exercise Price in effect immediately prior to such adjustment; and

(b) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.
      2.3.13 Meridian may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. Meridian shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3.13, Meridian shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of Meridian, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by Meridian, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of Meridian, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.
      2.3.14 In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, Meridian may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of Meridian, if any, issuable upon such exercise over and above the number of Common Shares and other securities of Meridian, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that Meridian shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

      2.3.15 Notwithstanding anything contained in this Section 2.3, Meridian shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board shall determine to be advisable, in order that any:

(a) consolidation or subdivision of Common Shares;

(b) issuance (wholly or in part for cash) of Common Shares or securities that by their term are convertible into or exchangeable for Common Shares;

(c) stock dividends; or

(d) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by Meridian to holders of its Common Shares, shall not be taxable to such shareholders.
      2.3.16 If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.
      2.3.17 Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, Meridian shall promptly:

(a) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(b) file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(c) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.
      Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.
      2.4     Date on Which Exercise Is Effective
      Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2.4 (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of Meridian are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of Meridian are open.
      2.5     Execution, Authentication, Delivery and Dating of Rights Certificates
      2.5.1 The Rights Certificates shall be executed on behalf of Meridian by its Chairman of the Board, President or any of its Vice Presidents and by its Secretary or one of its Assistant Secretaries under the corporate seal of Meridian reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of Meridian shall bind Meridian, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

      2.5.2 Promptly after Meridian learns of the Separation Time, Meridian will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by Meridian to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to Meridian) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2.3. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent.
      2.5.3 Each Rights Certificate shall be dated the date of its countersignature.
      2.6     Registration, Transfer and Exchange
      2.6.1 Meridian will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, Meridian will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for Meridian and registering Rights and transfers of Rights and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to Subsection 2.6.3, Meridian will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.
      2.6.2 All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of Meridian, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.
      2.6.3 Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to Meridian or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, Meridian may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent).
      2.6.4 Meridian shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.
      2.7     Mutilated, Destroyed, Lost and Stolen Rights Certificates
      2.7.1 If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, Meridian shall execute and the Rights Agent shall countersign and deliver in exchange therefore a new Rights Certificate evidencing the same number of Rights as the surrendered Rights Certificate.
      2.7.2 If there shall be delivered to Meridian and the Rights Agent prior to the Expiration Time:

(a) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(b) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to Meridian or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, Meridian shall execute and upon Meridian’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.
      2.7.3 As a condition to the issuance of any new Rights Certificate under this Section 2.7, Meridian may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

      2.7.4 Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of Meridian, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.
      2.8     Persons Deemed Owners of Rights
      Meridian, the Rights Agent and any agent of Meridian or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).
      2.9     Delivery and Cancellation of Certificates
      All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. Meridian may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which Meridian may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to Meridian.
      2.10     Agreement of Rights Holders
      Every holder of Rights, by accepting the same, consents and agrees with Meridian and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the terms of this Agreement, as amended from time to time in accordance with the terms of this Agreement, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided in this Agreement;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, Meridian, the Rights Agent and any agent of Meridian or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than Meridian or the Rights Agent) for all purposes whatsoever, and neither Meridian nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided in this Agreement);

(f) that, subject to Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.4.1 and the last sentence of the penultimate paragraph of Subsection 2.3.3;

(g) that as between such holder and all other parties to this Agreement, no party other than such holder shall be liable for any withholding taxes that may become payable by or on behalf of a holder in respect of the Rights should they become exercisable or be exercised; and

(h) that notwithstanding anything in this Agreement to the contrary, neither Meridian nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.
ARTICLE 3
Adjustments to the Rights in the Event of Certain Transactions
      3.1     Flip-in Event
      3.1.1 Subject to Subsection 3.1.2 and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the Close of Business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from Meridian, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).
      3.1.2 Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date or which may thereafter be Beneficially Owned, by:

(a) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(b) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Subsection 3.1.2, shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any term of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any term of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Section 3.1.2 shall be deemed to be Acquiring Person for purposes of this Section 3.1.2 and such Rights shall become null and void.
      3.1.3 From and after the Separation Time, Meridian shall do all such acts and things as shall be necessary and within its power to ensure compliance with Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the CBCA, the Securities Act (Ontario) and the securities laws or comparable legislation in each of the provinces of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.
      3.1.4 Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Subsection 3.1.2(a) or (b) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of Meridian in writing to the Rights Agent or contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1.2 of the Shareholder Rights Plan Agreement.”
Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by Meridian in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1.4 shall be of no effect on the provisions of Subsection 3.1.2.
      3.2     Fiduciary Duties of the Board of Directors
      For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of Meridian with respect to any Take-over Bid or otherwise that the Board believes is necessary or appropriate in the exercise of its fiduciary duties.
ARTICLE 4
The Rights Agent
      4.1     General
      4.1.1 Meridian hereby appoints the Rights Agent to act as agent for Meridian and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. Meridian may from time to time appoint one or more co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable. In the event Meridian appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as Meridian may determine, subject to the consent (which shall not be unreasonably withheld) of the Rights Agent. Meridian agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. Meridian also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold such Persons harmless against, any loss, liability, cost, claim, action, suit, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

      4.1.2 The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted by it in connection with this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of Meridian, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.
      4.1.3 Meridian shall inform the Rights Agent in a reasonable timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of Meridian.
      4.2     Merger, Amalgamation or Consolidation or Change of Name of Rights Agent
      4.2.1 Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.
      4.2.2 In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.
      4.3     Duties of Rights Agent
      The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which Meridian and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may, at the expense of Meridian, consult with legal counsel (who may be legal counsel for Meridian) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion. The Rights Agent, at the expense of Meridian, may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by Meridian prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be specifically prescribed in this Agreement) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer, Secretary, or any Assistant Secretary of Meridian and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the terms of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for only its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by Meridian only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery of this Agreement (except the due authorization, execution and delivery of this Agreement by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except countersignature of the Rights Certificate); nor will it be responsible for any breach by Meridian of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1.2) or any adjustment required under Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act under this Agreement be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) Meridian agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties under this Agreement from any Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer, Secretary or any Assistant Secretary of Meridian, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any affiliate, shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of Meridian or become peculiarly interested in any transaction in which Meridian may be interested, or contract with or lend money to Meridian or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing in this Agreement shall preclude the Rights Agent or its affiliates from acting in any other capacity for Meridian or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to Meridian resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.
      4.4     Change of Rights Agent
      The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to Meridian) in writing mailed to Meridian and to each transfer agent of Common Shares by registered or certified mail. Meridian may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, Meridian will appoint a successor to the Rights Agent. If Meridian fails to make such appointment by the date on which the 60-day notice period expires for the resignation of the Rights Agent or within a period of

60 days after such removal or after it has been notified in writing of such incapacity by the incapacitated Rights Agent, then by prior written notice to Meridian the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by Meridian), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the expense of Meridian. Any successor Rights Agent, whether appointed by Meridian or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receiving from Meridian payment in full for all amounts outstanding under this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, Meridian will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect in such notice, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.
ARTICLE 5
Miscellaneous
      5.1     Redemption, Waiver, Extension and Termination
      5.1.1 The Board shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board has determined following a Stock Acquisition Date and prior to the Separation Time that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1.1 must be on the condition that such Person, within 14 days after the foregoing determination by the Board or such earlier or later date as the Board may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply.
      5.1.2 The Board acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1.1), provided that if the Board waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1.2, the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Subsection 5.1.2.
      5.1.3 In the event that prior to the occurrence of a Flip-in Event a person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid, or an Exempt Acquisition under Subsection 5.1.2, outstanding Voting Shares, then the Board shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (the “Redemption Price”).

      5.1.4 The Board of Meridian acting in good faith may, with the prior approval of the holders of Voting Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.
      5.1.5 The Board may, prior to the Close of Business on the tenth Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with Meridian, acceptable to the Board, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1.5 such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.
      5.1.6 Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1.6, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this agreement the Separation Time shall be deemed not to have occurred and Meridian shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.
      5.1.7 If the Board is deemed under Subsection 5.1.3 to have elected or elects under Subsections 5.1.4 or 5.1.6 to redeem the Rights, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.
      5.1.8 Within ten days after the Board is deemed under Subsection 5.1.3 to have elected or elects under Subsection 5.1.4 or 5.1.6 to redeem the Rights, Meridian shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.
      5.1.9 Meridian shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Subsection 5.1.
      5.1.10 Meridian shall not be obligated to make a payment of the Redemption Price to any holders of Rights unless such holder is entitled to receive at least $10.00 in respect of all the Rights held by such holder.
      5.2     Expiration
      No Person shall have any rights under this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1.
      5.3     Issuance of New Rights Certificates
      Notwithstanding any term of this Agreement or of the Rights to the contrary, Meridian may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the number or kind or class of securities issuable upon exercise of the Rights made in accordance with the provisions of this Agreement.

      5.4     Supplements and Amendments
      5.4.1 Meridian may make any amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. Meridian may, prior to the date of the first shareholders’ meeting referred to in Section 5.20, supplement or amend this Agreement without the approval of the Rights Agent or any holders of Rights or Voting Shares in order to make any changes which the Board acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4, no amendment shall be made to Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.
      5.4.2 Subject to Subsection 5.4.1, Meridian may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the terms of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of Meridian. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder of Voting Shares who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially Owned by such Person), represented in person or by proxy at the Special Meeting.
      5.4.3 Meridian may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the terms of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders Special Meeting, which Rights Holders Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of Meridian applicable to meetings of holders of Voting Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1.2), represented in person or by proxy at the Rights Holders’ Special Meeting.
      5.4.4 Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes of this Agreement, each outstanding Right (other than Rights which are void pursuant to the terms of this Agreement) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in Meridian’s by-laws and the CBCA with respect to the meetings of shareholders of Meridian.
      5.4.5 Any amendments made by Meridian to this Agreement pursuant to Subsection 5.4.1 which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(a) if made before the Separation Time, be submitted to the shareholders of Meridian at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4.2 confirm or reject such amendment;

(b) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of Meridian and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4.4 confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board adopting it, until it is confirmed or rejected or until it ceases to be effective (as described below) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.
      5.4.6 For greater certainty, neither the exercise by the Board of any power or discretion conferred on it hereunder nor the making by the Board of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement of the Rights for purposes of this Section 5.4 or otherwise.
      5.5     Fractional Rights and Fractional Shares
      5.5.1 Meridian shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and Meridian shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.
      5.5.2 Meridian shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, Meridian shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.
      5.6     Rights of Action
      Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against Meridian to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.
      5.7     Holder of Rights Not Deemed A Shareholder
      No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of Meridian which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained in this Agreement or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of Meridian or any right to vote at any meeting of shareholders of Meridian whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of Meridian at any meeting thereof or to give or withhold consent to any action of Meridian, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of Meridian except as expressly provided in this Agreement, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms of this Agreement.

      5.8     Notices of Proposed Actions
      In case Meridian proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of Meridian or the sale of all or substantially all of the Meridian’s assets, then, in each such case, Meridian shall give to each holder of a Right, in accordance with Section 5.9, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by Meridian.
      5.9     Notices
      5.9.1 Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on Meridian shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by fax or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:
          Meridian Gold Inc.
          Suite 200
          9670 Gateway Drive, Suite 200
          Reno, NV
          89511-8997
          Attention: Chief Financial Officer
          Fax No.: 775-850-3733
      5.9.2 Notices or demands authorized or required by this Agreement to be given or made by Meridian or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with Meridian), or sent by fax or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:
          Computershare Trust Company of Canada
          7th Floor, 1500 University Street
          Montreal, Quebec
          H3A 3S8
          Attention: Manager, Client Services
          Fax No.: 514-982-7580
      5.9.3 Notices or demands authorized or required by this Agreement to be given or made by Meridian or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of Meridian for its Common Shares. Any notice which is mailed or sent in the manner provided above shall be deemed given, whether or not the holder receives the notice.
      Any notice given or made in accordance with Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered on a Business Day (otherwise on the first Business Day thereafter), on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following mailing, if so mailed, and on the day of faxing or sending by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of Meridian and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner provided above.

      5.10     Costs of Enforcement
      Meridian agrees that if Meridian fails to fulfil any of its obligations pursuant to this Agreement, then Meridian will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.
      5.11     Regulatory Approvals
      Any obligation of Meridian or action or event contemplated by this Agreement, as well as any amendment to this Agreement, shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority (including the Toronto Stock Exchange and the New York Stock Exchange). Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of Meridian upon the exercise of Rights and any amendment to this Agreement shall be subject to the applicable prior consent of the stock exchanges on which Meridian is from time to time listed.
      5.12     Declaration as to Non-Canadian Holders
      If in the opinion of the Board (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by Meridian with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board acting in good faith shall take such actions as it may deem appropriate to ensure such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto) but reserving to the Fiduciary or to the Fiduciary and Meridian, as Meridian may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall Meridian or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.
      5.13     Successors
      All the covenants and terms of this Agreement by or for the benefit of Meridian or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns.
      5.14     Benefits of this Agreement
      Nothing in this Agreement shall be construed to give to any Person (other than Meridian, the Rights Agent and the holders of the Rights) any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of Meridian, the Rights Agent and the holders of the Rights.
      5.15     Determinations and Actions by the Board of Directors
      All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board, in good faith, shall not subject the Board or any director of Meridian to any liability to the holders of the Rights.
      5.16     Governing Law
      This Agreement and each Right issued shall be deemed to be a contract made under the laws of Ontario and for all purposes shall be governed by and construed in accordance with the laws of Ontario applicable to contracts to be made and performed entirely within Ontario.
      5.17     Language
      Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en coulent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

      5.18     Execution in Counterparts
      This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
      5.19     Severability
      If any term of this Agreement or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering ineffective or unenforceable the remaining terms of this Agreement in such jurisdiction or the application of such term in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.
      5.20     Effective Date
      This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date. In the event that this Agreement is not confirmed by a majority of the votes cast by holders of Voting Shares who vote in respect of confirmation of this agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at Meridian’s annual and special meeting of shareholders in 1999, then this Agreement and all outstanding Rights shall terminate and shall be void and of no further force and effect from the date that such event occurs.
      This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially Owned by such Person) at the third, sixth and ninth annual meeting following Meridian’s annual and special meeting of shareholders in 1999. If this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1.1 or 5.1.2 hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.20.
      5.21     Time of the Essence
      Time shall be of the essence in this Agreement.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Meridian Gold Inc.

By:

Computershare Trust Company of Canada

By:

By:

SCHEDULE “A”
FORM OF RIGHTS CERTIFICATE

Certificate No. [●]	[●] Rights
      THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.
RIGHTS CERTIFICATE
      This certifies that [●], or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement (the “Amended Shareholder Rights Plan Agreement”), between Meridian Gold Inc., a corporation incorporated under the laws of Canada and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from Meridian Gold Inc. at any time after the Separation Time (as defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as defined in the Shareholder Rights Plan Agreement), one fully paid common share of Meridian Gold Inc. (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal Corporate Actions office in the city of Toronto:

If sent by mail: Computershare Trust Company of Canada, Corporate Actions Department, 31 Adelaide Street East, P. O. Box 7021, Toronto, Ontario, M5C 3H2.

If sent by registered mail, courier or hand delivery: Computershare Trust Company of Canada, Corporate Actions Department, 100 University Avenue, 9th Floor, Toronto, Ontario. M5G 2Y1
      The Exercise Price shall initially be $75.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement. Payment must be made by certified cheque, banker’s draft or money order payable to the order of the Rights Agent.
      This Rights Certificate is subject to all of the terms of the Shareholder Rights Plan Agreement, which terms are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, Meridian Gold Inc. and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of Meridian Gold Inc.
      This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.
      No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of Meridian Gold Inc. or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have-been exercised as provided in the Shareholder Rights Plan Agreement.
      This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.
      WITNESS the facsimile signature of the proper officers of Meridian Gold Inc. and its corporate seal.
Date: [●]

Meridian Gold Inc.

By:

By:

Computershare Trust Company of Canada

By:

Authorized Signature

By:

Authorized Signature

FORM OF ASSIGNMENT
      (To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)
      FOR VALUE RECEIVED ● hereby sells, assigns and transfers unto ● (Please print name and address of transferee) the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ●, as attorney, to transfer the within Rights on the books of Meridian Gold Inc., with full power of substitution.

Date:
Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
      The signature must be guaranteed by an “Eligible Institution, or in some other manner satisfactory to the Rights Agent. An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Member of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the investment Dealers association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.
CERTIFICATE
      The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

FORM OF ELECTION TO EXERCISE
      (To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)
To: Meridian Gold Inc. and Computershare Trust Company of Canada
      The undersigned hereby irrevocably elects to exercise ● whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of: ● (Name) ● (Address) ● (Social Insurance Number or other taxpayer identification number).
      If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to: ● (Name) ● (Address) ● (Social Insurance Number or other taxpayer identification number).

Date: --	--
Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
      Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, or a commercial bank or trust company having an office or correspondent in Canada.
CERTIFICATE
      The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

NOTICE
      In the event the certification set forth above in the Forms of Assignment and Election is not completed, Meridian Gold Inc. will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.